As filed with the Securities and Exchange Commission on August 7, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.1)

MSC INCOME FUND, INC.
(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

55374X109
(CUSIP Number of Class of Securities)

Cory E. Gilbert	Copies to:
Chief Financial Officer	Harry S. Pangas
MSC Income Fund, Inc.	Dechert LLP
1300 Post Oak Boulevard, 8th Floor	1900 K Street, NW
Houston, Texas 77056	Washington, DC 20006-1110
(713) 350-6000	(202) 261-3300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on June 27, 2024, as amended, by MSC Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase the lesser of (i) the number of shares of the Company’s common stock, $0.001 par value per share (each, a “Share”, or the “Shares”) the Company can repurchase with 90% of the proceeds it received from the issuance of Shares under the Company’s distribution reinvestment plan in connection with its August 1, 2024 dividend payment and (ii) 2.5% of the weighted average number of the Shares outstanding in the prior four calendar quarters. The purpose of the offer is to provide our stockholders (“Stockholders”) with limited liquidity because there is otherwise no public market for the Shares. The tender offer was made upon, and subject to, the terms and conditions set forth in the Offer to Purchase, dated June 27, 2024, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on July 26, 2024, and a total of 5,356,190 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, on August 1, 2024 (the funding date), the Company purchased a total of 514,109 Shares validly tendered and not withdrawn at a price of $7.83 per Share, which was the net asset value per share as of August 1, 2024, for an aggregate purchase price of $4,025,472.77 (an amount equal to 90% of the proceeds the Company received from the issuance of Shares under its distribution reinvestment plan). Because the amount of repurchase requests exceeded the number of Shares the Company sought to repurchase, the Company repurchased Shares on a pro-rata basis, subject to “odd lot” priority as described in the Offer. Stockholders who owned fewer than 100 Shares in the aggregate and who properly tendered and did not withdraw such Shares and elected to be subject to “odd lot” priority were not subject to proration, in accordance with the terms of the Offer. All Shares tendered by eligible Odd Lot Holders (as defined in the Offer) were repurchased.

Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 7, 2024	MSC INCOME FUND, INC.

		By:	/s/ Cory E. Gilbert
		Name:	Cory E. Gilbert
		Title:	Chief Financial Officer